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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

     Black                         Conrad                   M.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     c/o Hollinger International Inc.
     401 North Wabash Avenue
--------------------------------------------------------------------------------
                                    (Street)

     Chicago,                      Illinois              60611
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

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2. Issuer Name and Ticker or Trading Symbol

     Hollinger International Inc. - HLR
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

     February 1999
================================================================================
5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [ X] Form filed by one Reporting Person
   [  ] Form filed by more than one Reporting Person
================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                  Page 1 of __

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date    Expira-             Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-   tion                of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable Date      Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Series D Convert-   (1)      2/17/99   S    V        196,823 Immed.        Class A  1,376,816.25 $219.53(2) 134,126   I       (3)
ible Redeemable                                                            Common
Preferred Stock                                                            Stock
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock      $11.63   2/12/99   A    V 245,000        (4)   2/11/09 Class A    245,000    $0         490,000   D
Option                                                                     Common
                                                                           Stock
------------------------------------------------------------------------------------------------------------------------------------
Right to Purchase                                                                                           110,000   I       (5)
Class A Common
Stock Under 1997
Plan
------------------------------------------------------------------------------------------------------------------------------------
Right to Purchase                                                                                           145,000   D
Class A Common
Stock Under 1994
Plan
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

See attached Schedule 1, for explanatory notes.

/s/ Conrad M. Black                                       February 26, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to ruke 101(b)(4) of Regulatiob S-T.


                                  Page 2 of ___


 (122797DTI)

                                 Schedule 1
                              Notes to Form 4


Name and Address of Reporting Person:
     Conrad M. Black
     c/o Hollinger International Inc.
     401 North Wabash, Suite 740
     Chicago, Illinois  60611

Issuer Name and Ticker of
     Trading Symbol:
     Hollinger International Inc.-HLR

Statement for Month/Year
     February, 1999


(1) The conversion price of the Series D Preferred Stock is initially based upon the Canadian Dollar equivalent of $14.00 per share of Class A Common Stock, subject to adjustment in certain circumstances.

(2) The Series D Preferred Shares were sold to Hollinger International Inc. in exchange for release of Hollinger Inc. from debt owed to Hollinger International. The Series D Preferred Shares were valued at Cdn. $146.625 per share, or US$219.53 per share based on the noon buying rate in New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on February 22, 1999.

(3) Owned by 504468 N.B. Inc., a wholly owned subsidiary of Hollinger Inc. Hollinger Inc. is effectively controlled by The Ravelston Corporation Limited, which is indirectly controlled by Conrad M. Black.

(4) These options were granted to the reporting person under the Company's 1997 Stock Incentive Plan on 2/12/99 ("Grant Date"). 25% of the options become exercisable on each of the first, second, third and fourth anniversaries of the Grant Date.

(5) Owned indirectly via spouse. Reporting person disclaims beneficial ownership of his spouse's securities.